UGI UTILITIES, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES — EXHIBIT 12.1
(Thousands of dollars)

	Year Ended September 30,
	2009	2008	2007	2006	2005
Earnings:
Earnings before income taxes	$125,554	$123,977	$122,766	$80,544	$84,953
Interest expense	43,918	39,065	42,327	24,102	18,079
Amortization of debt discount and expense	625	467	462	243	247
Estimated interest component of rental expense	1,965	1,619	1,506	1,675	1,568

	$172,062	$165,128	$167,061	$106,564	$104,847

Fixed Charges:
Interest expense	$43,918	$39,065	$42,327	$24,102	$18,079
Amortization of debt discount and expense	625	467	462	243	247
Allowance for funds used during construction (capitalized interest)	160	139	179	85	22
Estimated interest component of rental expense	1,965	1,619	1,506	1,675	1,568

	$46,668	$41,290	$44,474	$26,105	$19,916

Ratio of earnings to fixed charges	3.69	4.00	3.76	4.08	5.26